Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

December 27, 2005

Item 3  News Release

A press release was issued on December 27, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On December 27, 2005, the Company announced that its banking syndicate has agreed to provide an extension of the Company's current operating credit facility. The credit facility allows the Company access to up to $312.5 million of operating credit, subject to security availability. The extension will mature on December 31, 2006, with the only significant changes to financial covenants being EBITDA/Interest Coverage reducing from 5.0:1 to 4.5:1, and tangible net worth reducing from $1.05 billion to $850 million.

The Company also advised that the previously announced process to solicit bids for the Company is expected to continue into early 2006. At this time, a firm offer to acquire the Company has not been received and there can be no assurance that such an offer will be received or a transaction completed.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

January 3, 2006

SCHEDULE “A”

Royal Group extends operating credit facility

TORONTO, Dec. 27 /CNW/ - Royal Group Technologies Limited (RYG: TSX; NYSE) today announced that its banking syndicate has agreed to provide an extension of the Company's current operating credit facility. The credit facility allows Royal Group access to up to $312.5 million of operating credit, subject to security availability. The extension will mature on December 31, 2006, with the only significant changes to financial covenants being EBITDA/Interest Coverage reducing from 5.0:1 to 4.5:1, and tangible net worth reducing from $1.05 billion to $850 million.

Royal Group also advised that the previously announced process to solicit bids for the Company is expected to continue into early 2006. At this time, a firm offer to acquire the company has not been received and there can be no assurance that such an offer will be received or a transaction completed.

Commenting on the extension of the operating credit facility, Lawrence J. Blanford, Royal Group's President and CEO noted that, "it will allow us the flexibility to arrange a more permanent facility, pending the outcome of the sale process". Mr. Blanford added that, "an offer to purchase the excess real estate noted in last week's news release has now been accepted, with proceeds of $40 million expected in early 2006, which will give us additional liquidity". "We have now successfully completed the fourth element of our Management Improvement Plan, the arrangement of suitable operating financing", concluded Mr. Blanford.

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of December 27, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

/For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701/(RYG. RYG)